GERMAN AMERICAN BANCORP, INC.

Jasper, Indiana

January 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-0408

Attention: Mr. David Irving, Reviewing Accountant

Re:	German American Bancorp, Inc.

Form 10-K for the fiscal year ended December 31, 2011

Filed March 12, 2012

File No. 001-15877

Dear Mr. Irving:

Please allow this letter to serve as the request of German American Bancorp, Inc. (“German American”) for additional time to respond to the comments of the Staff contained in a letter, dated December 21, 2012, relating to the above-referenced filing. German American is currently working with its independent public accountants and legal counsel to respond to the December 21 letter. German American will provide a complete written response as required no later than January 23, 2013, which we calculate is the tenth business day (giving effect to the Martin Luther King holiday) from the date that a response is otherwise due (January 8, 2013).

Please do not hesitate to call me if you have any questions regarding this response.

Very truly yours,

/s/ Bradley M. Rust

Bradley M. Rust

Executive Vice President and Chief Financial Officer